NATIONAL PARKING SYSTEMS, INC.
                                200 HANOVER PARK
                                    SUITE 120
                                ATLANTA, GA 30350
                            TELEPHONE (770) 650-0102
                            FACSIMILE (770) 650-7215

                               September 28, 2005

Yolanda Crittendon                                      VIA FAX AT (202)772-9209
Staff Accountant                                             AND VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Phone: (201) 551-3472

RE:     NATIONAL PARKING SYSTEMS, INC.
        FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
        FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
        FILE NO. 000-49933


Dear Ms. Crittendon,

     We have been unable to file a response to your letter dated September 7, 2005, regarding the annual report for the year ended December 31, 2004 and the quarterly report for quarter ending March 31, 2005, of National Parking Systems, Inc. (the "Company"), as we have experienced delays in obtaining guidance on such questions from our independent auditor as he had been traveling overseas and has been sick since his return. We anticipate filing a response to your letter and amended reports next week.

                       Very  truly  yours,

                      /s/  Marc  Ebersole
                      --------------------------
                      MARC  EBERSOLE,
                      CHIEF  EXECUTIVE  OFFICER  AND  PRESIDENT

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